SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 Makism 3D Corp.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    56087X105
                                 (CUSIP Number)

                                  Luke Ruffell
                                 26 Broad Street
                       Cambridge, United Kingdom CB23 6HJ
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                Mark C. Lee, Esq.
                             Greenberg Traurig, LLP
                            1201 K Street, Suite 1100
                          Sacramento, California 95814

                                October 29, 2013
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 56087X105                                                  Page 2 of 6
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1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Luke Ruffell
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     26,896,552
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       26,896,552
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    26,896,552
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.83% (1)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
(1) Based on 60,000,000 shares of Common Stock outstanding on October 29, 2013.

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CUSIP NO. 56087X105                                                  Page 3 of 6
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ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the shares of common stock, $0.0001 par value per share ("Common Stock") of Makism 3D Corp., f/k/a Advanced Cellular, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 26 Broad Street, Cambridge, United Kingdom CB23 6HJ.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by Luke Ruffell (the "Reporting Person").

     (b) The business address of the Reporting Person is 26 Broad Street, Cambridge, United Kingdom CB23 6HJ.

     (c) The principal occupation or employment of the Reporting Person is Director, President, Chief Executive Officer, and Chairman of the Board of the Issuer. The business address of such organization of employment is 26 Broad Street, Cambridge, United Kingdom CB23 6HJ.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person received 26,896,552 shares (the "Shares") of Common Stock in exchange for shares of capital stock of Umicron, Ltd., a private limited company organized under the laws of England and Wales ("Umicron"), in connection with the acquisition by the Issuer of the outstanding shares of Umicron through a voluntary share exchange with the shareholders of Umicron, including the Reporting Person (collectively, the "Selling Shareholders"), pursuant to a Stock Exchange Agreement (the "Agreement"), by and among the Issuer, Umicron, and the Selling Shareholders. The Agreement was filed with the Securities and Exchange Commission on November 4, 2013 on a Current Report on Form 8-K. The transactions contemplated by the Agreement closed on October 29, 2013.
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CUSIP NO. 56087X105                                                  Page 4 of 6
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ITEM 4. PURPOSE OF THE TRANSACTION

     The Reporting Person received the Shares in connection with the acquisition by the Issuer of the outstanding shares of Umicron through a voluntary share exchange with the shareholders of Umicron, including the Reporting Person under the Agreement.

     Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 26,896,552 shares of Common Stock, which represent approximately 44.83% of the outstanding shares of Common Stock.

     (b) The Reporting Person has the sole power to vote and the sole power to dispose of 26,896,552 shares of Common Stock, which represent approximately 44.83% of the outstanding shares of Common Stock.

     (c) No transactions in the Issuer's Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

     (d) Not applicable.

     (e) Not applicable.
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CUSIP NO. 56087X105                                                  Page 5 of 6
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

     Reference is made to the transaction stated in Item 3 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.
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CUSIP NO. 56087X105                                                  Page 6 of 6
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 29, 2013

                                            /s/ Luke Ruffell
                                            ----------------------------------
                                            Luke Ruffell